SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated November 02, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated November 2, 2015 the Company reported that the Shareholders' Meeting held on October 30, 2015, passed the following resolutions:

1. ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETINGS’ MINUTES
The meeting approved by majority of votes that the representatives of shareholders The Bank of New York Mellon (BONY), ANSES FGS and Cresud SACIF y A approve and sign the minutes of the Shareholders’ Meeting.

2. ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN SECTION 234, PARAGRAPH 1, OF THE ARGENTINE COMPANIES LAW NO. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2015.
The meeting resolved by majority of votes that the documents to be considered by the Shareholders’ Meeting be taken as read and fully approved as submitted to the Shareholders’ Meeting.

3. ITEM THREE: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE.
The meeting approved by majority of votes the performance of the Board of Directors, each of its members and the audit and executive committees thereof as concerns the activities developed during the fiscal year under review, with the legal abstention of Mr. Saúl Zang.

4. ITEM FOUR: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE.
The meeting approved by majority of votes the performance of the Company’s Supervisory Committee during the fiscal year under review.

5. ITEM FIVE: TREATMENT AND ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2015 FOR $520,161 THOUSAND. CONSIDERATION OF PAYMENT OF A CASH DIVIDEND FOR UP TO $72,000 THOUSAND.
The meeting approved by majority of votes that this item of the agenda be dealt with at a reconvened Shareholders’ Meeting to be held on November 26, 2015 at 4:00 p.m. at the registered office located at Bolívar 108, First Floor, City of Buenos Aires.

6. ITEM SIX: CONSIDERATION OF COMPENSATION PAYABLE TO THE BOARD OF DIRECTORS FOR $18,596,284 (TOTAL COMPENSATION) FOR THE FISCAL YEAR ENDED JUNE 30, 2015. DELEGATION ON THE BOARD OF DIRECTORS OF POWERS TO APPROVE THE AUDIT COMMITTEE’S BUDGET.
The meeting approved by majority of votes (i) the compensation payable to the Board of Directors for the sum of $ 18,596,284; (ii) that such compensation sum be allocated and distributed in due course in accordance with the specific duties discharged by its members; (iii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting; and (iv) the express delegation to the Board of Directors of the power to consider, approve and allocate in due course the Audit Committee’s budget.

7. ITEM SEVEN: CONSIDERATION OF COMPENSATION PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2015.
The meeting resolved by majority of votes not to pay any compensation to the members of the Supervisory Committee at this opportunity.

8. ITEM EIGHT: DETERMINATION OF THE NUMBER AND ELECTION OF REGULAR DIRECTORS AND ALTERNATE DIRECTORS, AS APPLICABLE.
The meeting approved by majority of votes:

A) to maintain the number of regular directors;

B) to reelect Messrs. Eduardo Sergio Elsztain, Saul Zang, Cedric Bridger, Marcos Moisés Fischman and Mauricio Wior as regular directors for a new term, noting that Mr. Bridger qualifies as independent within the meaning of Section 11, Article III, Chapter III, Title II of the above mentioned rules, and that Messrs. Eduardo Sergio Elsztain, Saul Zang, Marcos Moisés Fischman and Mauricio Wior qualify as non-independent;

C) to authorize Messrs. Lucila Huidobro and/or María Laura Barbosa and/or Carolina Arroyo and/or Carolina Zang and/or Andrés Chomczyk and/or Francisco Bereciartúa and/or Laura Petruzzello to publish notices in the Official Gazette in connection with the appointment of authorities, file with the Argentine Securities Commission the proceedings for appointment of authorities, file documents, answer notices, withdraw documents and take all such further actions as may be necessary to carry out the above mentioned proceedings.

9. ITEM NINE: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE
ANSES FGS expressed its intention to vote by the cumulative voting system.

The meeting approved by majority of votes, as concerns the appointment of both one-third and two-thirds of the vacancies to be filled: (i) to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Roberto Daniel MURMIS, Sergio Leonardo KOLAKZYK and Alicia Graciela RIGUEIRA as Alternate Statutory Auditors for a term of one year, noting that all the appointees qualify as independent in compliance with Section 79 of Law 26,831 and the provisions of Section 12, Article I, Chapter III, Title II of the Rules of the Argentine Securities Commission, notwithstanding which fact they have rendered remunerated professional assistance in connection with companies governed by the provisions of Section 33 of the Argentine Companies Law No. 19,550; and (ii) to authorize the statutory auditors so appointed to participate in the supervisory committees of other companies pursuant to the provisions of Sections 273 and 298 of the Argentine Companies Law, provided that they observe the confidentiality obligations required in connection with such duties.

10. ITEM TEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND DETERMINATION OF ITS COMPENSATION. DELEGATION OF POWERS.
The meeting approved by majority of votes:

(i) That in addition to the sum approved at the former shareholders’ meeting and paid during the fiscal year ended on June 30, 2015, the sum of $77,095 be added as compensation for additional tasks performed by the Certifying Accountant; (ii) That the following firms be appointed certifying accountants for the 2015/2016 fiscal year: (a) PRICEWATERHOUSE&Co. Member of the firm PriceWaterhouseCoopers, with Eduardo Alfredo Loiacono acting as Regular Independent Auditor and Carlos Martín Barbafina as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with Noemi Ivonne Cohn acting as Regular Independent Auditor and Marcelo Héctor Fuxman as Alternate Independent Auditor; and (iii) To fix at $7,791,697 the amount of fees for professional services as certifying accountant for the 2015/2016 fiscal year, in accordance with the applicable laws.

11. ITEM ELEVEN: UPDATING OF REPORT ON SHARED SERVICES AGREEMENT.
The meeting approved by majority of votes to delegate to the Board of Directors the power to implement a new agreement, as mentioned by the Chairman.

12. ITEM TWELVE: TREATMENT OF AMOUNTS PAID AS PERSONAL ASSETS TAX LEVIED ON THE SHAREHOLDERS.
The meeting approved by majority of votes the actions taken by the Board of Directors in connection with the personal tax payable by the shareholders for $2,968,185.21 and resolved that such tax be fully absorbed by the Company for as long as such decision is not modified by the Shareholders’ Meeting.

13. ITEM THIRTEEN: CONSIDERATION OF RENEWAL OF DELEGATION ON THE BOARD OF DIRECTORS OF THE POWERS TO DETERMINE THE TIME AND CURRENCY OF ISSUE AND FURTHER TERMS AND CONDITIONS OF THE NOTES TO BE ISSUED UNDER THE GLOBAL NOTE PROGRAM FOR UP TO US$ 300,000,000 CURRENTLY OUTSTANDING, IN ACCORDANCE WITH THE RESOLUTIONS ADOPTED AT THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2011.
The meeting resolved by majority of votes: (A) to approve the renewal of the delegation on the Board of Directors of the broadest powers to: (i) determine the terms and conditions of the Program, pursuant to the provisions of Negotiable Obligations Law No. 23,576, as amended and regulated; (ii) approve and sign all the contracts and documents related to the Program and the issuance of each series and/or tranche of notes thereunder; and (iiii) determine the issue time and currency, term, price, payment method and conditions, interest type and rate, use of proceeds and further terms and conditions of each series and/or tranche of notes issued under the Program; (B) to empower the Board of Directors to subdelegate the powers mention in (A) above to one or more of its members, the Company’s managers or such persons as determined by it pursuant to the applicable laws, including among such powers: (i) to apply before the competent agencies for the authorizations and approvals required for the authorization of the public offering of the program and the series and/or tranches of notes to be issued thereunder with the Argentine Securities Commission and/or their listing and/or trading in such securities markets of Argentina and/or abroad as determined by the Board of Directors, Caja de Valores S.A. and/or other equivalent authorities that may be applicable; (ii) to execute any agreements or documents required to implement the Program and the issuance and placement of any series and/or tranches of notes and make any such changes, deletions or additions as may be deemed necessary by the Board of Directors or as may be required by the Argentine Securities Commission, the securities markets of Argentina and/or abroad, Caja de Valores S.A. and/or other equivalent agencies.

14. ITEM FOURTEEN: CONSIDERATION OF SPECIAL MERGER FINANCIAL STATEMENTS OF UNICITY SA; SPECIAL MERGER FINANCIAL STATEMENTS OF SOLARES DE SANTA MARÍA SA; SPECIAL SPIN-OFF FINANCIAL STATEMENTS OF E-COMMERCE LATINA SA; SPECIAL SPIN-OFF-MERGER FINANCIAL STATEMENTS OF E-COMMERCE LATINA SA; SPECIAL MERGER INDIVIDUAL FINANCIAL STATEMENTS OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (IRSA) AND CONSOLIDATED FINANCIAL STATEMENTS OF IRSA FOR MERGER WITH SOLARES DE SANTA MARÍA SA AND UNICITY SA AND SPIN-OFF-MERGER WITH E-COMMERCE LATINA SA PREPARED AS OF JUNE 30, 2015, AS WELL AS SUPERVISORY COMMITTEE’S AND AUDITOR’S REPORTS. CONSIDERATION OF PRELIMINARY MERGER AGREEMENT WITH SOLARES DE SANTA MARÍA SA AND UNICITY SA AND PRELIMINARY SPIN-OFF-MERGER AGREEMENT WITH E-COMMERCE LATINA SA AND FURTHER DOCUMENTS. AUTHORIZATIONS AND DELEGATIONS OF POWERS. APPOINTMENT OF REPRESENTATIVE TO EXECUTE FINAL AGREEMENTS AND CARRY OUT ADDITIONAL PROCEEDINGS.
The meeting approved by majority of votes that this item of the agenda be dealt with at the reconvened Shareholders’ Meeting to be held on November 26, 2015 at 4:00 p.m.

  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors
Dated: November 03, 2015